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                                                                    Exhibit 99.2

                          CONSOLIDATED BALANCE SHEETS

                                         September 30, 1999    March 31, 1999
                                         -------------------   --------------
                                             (unaudited)         (audited)
(in thousands)
ASSETS
Current assets:
  Cash & cash equivalents                          $ 17,483          $10,598
  Accounts receivable-net                            12,694           11,828
  Inventory-net                                      24,737           26,469
  Other current assets                                  923            1,241
                                                   --------          -------
     Total Current Assets                            55,837           50,136
                                                   --------          -------

  Property, plant and
   Equipment-net                                     49,145           43,517
                                                   --------          -------
TOTALS                                             $104,982          $93,653
                                                   ========          =======

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank borrowings                                       121                0
  Accounts payable                                    9,609            6,624
  Taxation                                            4,268            3,805
     Total Current Liabilities                       13,998           10,429
                                                   --------          -------

LT Provision                                            647              647
Deferred income taxes                                 1,597            1,607
                                                   --------          -------
    Total Liabilities                                16,242           12,683
                                                   --------          -------

Stockholders' Equity:
  Share capital                                         135              135
  Additional paid-in capital                         34,645           34,620
  Retained earnings                                  54,919           46,954
  Cumulative translation adjustment                    (959)            (739)

     Total stockholders' Equity                      88,740           80,970
                                                   --------          -------

TOTALS                                             $104,982          $93,653
                                                   ========          =======